Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 25, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A of DWS Large Cap Value Fund, DWS Strategic Value Fund, DWS Dreman Mid Cap Value Fund and DWS Dreman Small Cap Value Fund (the “Funds”), each a series of DWS Value Series, Inc.
(Reg. Nos 033-18477, 811-05385)

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on February 14, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on December 30, 2010.

The Staff’s comments are restated below, followed by the Funds’ responses.

General Comments

1.  General

Comment:  Confirm that applicable general comments recently received from the Staff for other funds in the DWS fund complex that are set forth in letters to the Staff dated January 26, 2011 and February 1, 2011, respectively, will be incorporated in the Funds’ Registration Statement.

Response: Said general comments will be reflected in the Funds’ Registration Statement in the same manner as those incorporated for other funds in the DWS fund complex.

Fund Specific Comments

2.  DWS Large Cap Value Fund

Comment:  In the sentence following the “Average Annual Total Returns” table – “The information shows how the fund's performance compares with a broad based market index (S&P 500) and the fund's benchmark.” – add a reference that the Fund’s benchmark is the Russell 1000 Value Index.

Response: The Fund has removed the additional broad based market index (S&P 500) from the Fund’s performance table.  As a result, the disclosure relating to the additional broad based market index has been deleted in its entirety as it is no longer necessary.

3.  DWS Strategic Value Fund

Comment:  The first sentence in the “Management process” section of the Fund’s prospectus states that “Portfolio management begins by comparing a company's stock price to its book value, cash flow, earnings and sales and analyzing individual companies to identify those that are financially sound and appear to have strong potential for long-term growth and income [emphasis added].” Clarify whether the phrase "long-term growth" is appropriate for a value fund.

Response: The Fund has revised the disclosure as follows:

“Portfolio management applies a bottom-up stock selection process that focuses on ~~begins by~~ comparing a company's stock price to its book value, cash flow, earnings and sales and analyzing individual companies to identify those that are financially sound and appear to have strong potential for long-term share price appreciation ~~growth~~ and income.  Portfolio management complements its bottom-up stock selection process with a top-down quantitative pre-selection process that focuses on cash flow yield and other measures of valuation relative to a company’s ability to generate cash flow.”

4.  DWS Dreman Small Cap Value Fund

Comment:  The first sentence in the Fund’s “Small company risk” section states that “Small company stocks tend to be more volatile than large company stocks.” Consider adding disclosure that small company stocks are also more volatile than “medium company stocks.”

Response:  Appropriate disclosure has been added.

5.  DWS Dreman Mid Cap Value Fund

Comment:  Consider adding risk disclosure relating to the Fund’s investment in Real Estate Investment Trusts.

Response:  Appropriate risk disclosure has been added.

6.  Policies About Transactions

Comment: Provide an explanation in the disclosure as to who reimburses a shareholder in the form of Fund shares for any contingent deferred sales charges (“CDSC”) paid by a shareholder who reinvests in the Fund within six months of redeeming such shares that are subject to a CDSC.

Response:  Clarifying disclosure has been added.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           John Marten, Vedder Price P.C.